CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11 - Computation of Earnings Per Share

	Three Months Ended		Six Months Ended
(In thousands except per share amounts)	June 26, 2009	June 27, 2008	June 26, 2009	June 27, 2008
BASIC:
Net Income attributable to Church & Dwight Co. Inc.	$58,156	$45,765	$120,725	$101,956
Weighted average shares outstanding	70,342	66,574	70,288	66,459
Basic earnings per share	$0.83	$0.69	$1.72	$1.53
DILUTED:
Net Income attributable to Church & Dwight Co. Inc.	$58,156	$45,765	$120,725	$101,956
After-tax interest cost of convertible debt	—	918	—	1,836

Net Income plus assumed debt conversion	$58,156	$46,683	$120,725	$103,792

Weighted average shares outstanding	70,342	66,574	70,288	66,459
Dilutive effect of convertible debt	—	3,234	—	3,234
Incremental shares under stock option plans	1,086	1,259	1,082	1,251

	71,428	71,067	71,370	70,944

Diluted earnings per share	$0.81	$0.66	$1.69	$1.46